

December 19, 2012

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 14, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 25, 2012**
> **Response submitted December 10, 2012**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1. We note that you intend to incorporate your responses to our comments into your Form 10-K for the year ended December 31, 2012. We believe that the disclosures in your Form 10-K for the fiscal year ended December 31, 2011 remain relevant to investors. Given this, we believe a substantive amendment to your Form 10-K for the year ended December 31, 2011 is necessary to comply with our comments. To this extent, we reissue comments 1, 3-11, and 14-17 from our letter dated November 26, 2012. With your next response letter, please provide us with draft disclosure which will appear in your amended Form 10-K or amend your Form 10-K to provide the revisions requested in our comments.

Item 1. Description of Business

Antimony Division, page 3

2. We note your response to comment 2 in our letter dated November 26, 2012, and we reissue the comment. Please note that as an accelerated filer you are subject to the reporting requirements of Item 101(c)(1)(vii) of Regulation S-K. Please confirm that in your next Form 10-K, you will provide the identity of the customers upon which you are dependent.

Item 7. Management's Discussion and Analysis or Plan of Operations

Financial Condition and Liquidity, page 27

3. We note your response to comment 12 in our letter dated November 26, 2012, and we reissue the comment. Please note a reference to your financial statements which describes your various liquid assets and your debt obligations is not sufficient. Your discussion must identify and separately describe internal and external sources of liquidity as well as any known demands or commitments which will result in your liquidity increasing or decreasing in a material way. Please refer to Item 303(a)(1) of Regulation S-K and revise Management's Discussion and Analysis accordingly. In your amendment, please quantify the outstanding obligation to pay dividends in arrears on your preferred stock and discuss the effect this has or may have upon your ability to raise additional funds.

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 28

4. We note your response to prior comment 13. Your response did not address our comment, thus the comment will be reissued. Please revise to specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. We also note the lack of similar disclosures in your Forms 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012. Please note that these disclosures should also specifically clarify the control changes made to address your material weaknesses. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 33

5. We note that you have provided separate disclosure for each separate class of securities. However, footnote four states that the preferred shares carry voting rights. We also note

the conversion feature of the Series D preferred stock. Please provide the disclosure pursuant to Item 403 of Regulation S-K regarding the voting class of securities. Lastly, we note the disclosure in footnote eight to the financial statements that Series B has no voting rights absent a default in the payment of declared dividends. We note that the cumulative dividends on the Series B preferred stock are in arrears. Clarify whether this has resulted in Series B shareholders having voting rights. If so, please revise the table to include those voting shares, as required by Item 403.

Forms 10-Q for Quarterly Periods Ended June 30, 2012 and September 30, 2012

Item 2. Management's Discussion and Analysis or Plan of Operations, page 13

6. We note your response to prior comment 19 that you intend to incorporate your responses to our comments into your Form 10-K for the year ended December 31, 2012. We believe that the disclosures in your Forms 10-Q for the quarterly periods ended June 30, 2012 and September 30, 2012 remain relevant to investors. Given this, we believe a substantive amendment to your Forms 10-Q for such periods is necessary to comply with our comments 18 and 19. With your next response letter, please provide us with draft disclosure which will appear in your amended Forms10-Q or amend your Forms 10-Q.

Definitive Proxy Statement on Schedule 14A filed October 25, 2012

Election of Directors, page 5

7. Please confirm that in future filings you will provide the information required by Item 407(h) of Regulation S-K. Provide draft disclosure in your response.

8. We note that executive pay for 2012 increased for several of your named executive officers. Please amend your Form 10-K to expand the narrative disclosure relating to your summary compensation table to briefly describe how you determine the amount of compensation to pay and the reasons for yearly changes in this amount. Your discussion should describe the specific items of corporate performance that are relevant to the compensation committee's decisions. See Item 402(o) of Regulation S-K.

Fiscal Year 2012 Compensation Plan, page 11

9. We note that you made restricted stock awards to two executive officers in fiscal year 2012. Please amend your Form 10-K to include the information required by Item 402(p) with respect to your outstanding and vested stock awards. Provide draft disclosure in your response.

Summary Compensation Table, page 12

10. Please amend your Form 10-K to provide the summary compensation table in the format required by Item 402(n) of Regulation S-K. In addition, please provide footnote disclosure for the all other compensation, as required by Item 402(n)(2)(ix).

11. Please revise your summary compensation table to include either Russell C. Lawrence or John Gustaven or tell us why these individuals should not be included. See Item 402(m)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at 202-551-3388 or Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the Engineering comments contact George K. Schuler, Mining Engineer at 202-551-3718. Please contact Adam Turk at 202-551-3657 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining